UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2021
Commission File No. 001-36675

STELLANTIS N.V.
(Translation of Registrant’s Name Into English)

Singaporestraat 92-100
Lijnden P7 1175 RA
The Netherlands
Tel. No.: +31 20 3421 707
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Exhibit 99.1	Consolidated Financial Statements and Management’s Discussion and Analysis of Groupe PSA for the year ended December 31, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2021	STELLANTIS N.V.

	By:	/s/ Richard K. Palmer
		Name:	Richard K. Palmer
		Title:	Chief Financial Officer

Index of Exhibits

Exhibit Number	Description of Exhibit

99.1	Consolidated Financial Statements and Management’s Discussion and Analysis of Groupe PSA for the year ended December 31, 2020.